Exhibit 99.117

FORM 52-109F2R

CERTIFICATION OF RE-FILED INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

This certificate is being filed on the same date that Quipt Home Medical Corp. (formerly Protech Home Medical Corp.) has refiled its interim financial report and interim MD&A for the period ended December 31, 2020.

I, Gregory Crawford, as Chief Executive Officer of Quipt Home Medical Corp., certify the following:

1.            Review: I have reviewed the amended interim financial report and amended interim MD&A (together, the “amended interim filings”) of Quipt Home Medical Corp. (the “issuer”) for the interim period ended December 31, 2020.

2.            No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the amended interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the amended interim filings.

3.            Fair presentation: Based on my knowledge, having exercised reasonable diligence, the amended interim financial report together with the other financial information included in the amended interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the amended interim filings.

Dated:     May 13, 2021

(signed) “Gregory Crawford”

Gregory Crawford

Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i.      controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii.     a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.